 Exhibit 99.1

O.P.C. Energy Ltd.
(hereinafter – “the Company”)

September 29, 2020

To:	To
The Securities Authority	The Tel‑Aviv Stock Exchange Ltd.
Jerusalem	Tel‑Aviv

Re: Potential Transaction for Acquisition of the CPV Group

Further to that stated in the Company’s Immediate Report dated September 16, 20201 regarding an undertaking in a Term Sheet for acquisition of Competitive Power Ventures Group (CPV2) (“the Potential Transaction”), the details of which are presented herein by means of reference (“the Immediate Report regarding the Term Sheet”), and in connection with the Company’s Immediate Report dated September 29, 2020 regarding examination of issuance of debentures of the Company3, the Company is pleased to provide additional details with respect to the Potential Transaction and CPV, as follows:

1.
Further to that stated in the Immediate Report regarding the Term Sheet regarding the scope of the sources required in connection with the Potential Transaction (to the extent an acquisition agreement is signed, which as at the date of the Report had not yet been signed)[4], as at the date of the Report, the Company intends to finance its share (about 70%) mainly through the following sources:

1.1	Available cash in the amount of approximately NIS 280 million.

1.2
An amount estimated at approximately NIS 250 million as part  of use of the proceeds from issuance of the Company’s debentures (“Series B”) by means of expansion of a series, as stated in the Company’s Immediate Report dated September 29, 2020, (Reference No.: 2020‑01105666)[5];

1.3
A private issuance of Company shares to institutional investors, in exchange for cumulative proceeds of approximately NIS 350 million, as stated in the Company’s Immediate Report dated September 24, 2020 (Reference No.: 2020‑01‑104547);

1.4
Further to that stated in the Immediate Report regarding the Term Sheet, on September 28, 2020 Kenon informed the Company that in the event the Company conducts a public offering of shares to fund a portion of the Potential Transaction based upon the expected terms of the Potential Transaction and the expected amounts, sources, and terms of the financing for the Potential Transaction, as communicated to Kenon by OPC, including as stated in this Immediate Report, Kenon will submit an order in such offering in an amount of not less than $100 million (approximately NIS 350 million as of the date of this report);

[1]	The Company’s Immediate Report regarding the undertaking in the Term Sheet – (Reference No.: 2020‑01‑043819).

[2]
The holdings and rights in the following entities: Competitive Power Ventures Inc. (“CPVI”); CPV Power Holdings LP (“CPVPH”); and CPV Renewable Energy Company Inc. (“CPV REC”) (together – “CPV” or “the CPV Group”).

[3]	Reference No.: 2020‑01105666.

[4]
As stated in the Immediate Report regarding the undertaking in the Term Sheet, the scope of the sources is up to about $800 million (approximately NIS 2,800 million), in respect of the consideration for the transaction and additional investments in the list of projects in the upcoming years – this being subject to adjustment to the components of the consideration that will be provided in the acquisition agreement.

[5]	Subject to completion of an issuance, as stated, and the results thereof (if made) (as stated in the Company’s above‑mentioned Immediate Report).

1.	(Cont).

1.5
An additional amount, in the aggregate amount of about NIS 730 million, is required to complete the Potential Transaction and invest in CPV’s pipeline in the next few years, as part of issuance of the Company’s shares and/or through a loan from a private and/or institutional entity and/or a bank, or a combination thereof. As at the date of the Report, the Company’s management is carrying on negotiations with Harel for provision of financing in the amount of about NIS 400 million out of the above amount.

That stated in this Section regarding the Company’s intentions with respect to sources of financing for acquisition of CPV constitutes “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), which is based on the Company’s intentions and plans as at the date of the Report and regarding which there is no certainty it will be realized. These intentions may not be realized or may be realized in a manner different than that stated, and the matter depends on, among other things, appropriate market conditions, formulation of agreements with third parties and additional parties that are not under the Company’s control. In addition, that nothing in that stated constitutes an offer to acquire securities of the Company or an undertaking of the Company to make an issuance of the Company’s securities. As stated above, as at the date of the Report, an acquisition agreement had not yet been signed and the final terms thereof had not yet been formulated, and there is no certainty regarding the signing thereof and/or its terms, as stated. The scope of the required sources is expected to be subject to adjustments and arrangements that will be provided as part of the acquisition agreement (should it ultimately be signed) and the transaction costs and, therefore, they may be different (even significantly) than that stated above.

2.
The Potential Transaction (if and to the extent it is executed) is consistent with the Company’s strategy for expanding its activities in the area of generation of electricity through construction and/or acquisition of power plants (including renewable energy) outside of Israel, and advancement of projects as stated[6]. As stated in the Immediate Report regarding the Term Sheet, after completion of the transaction, the Company intends to take action to advance the CPV’s development projects.

[6]
As stated in Section 17.2.4 of Part A of the Company’s Periodic Report for 2019, which was published on February 27, 2020 (Reference No.: 2020‑01‑016870) where that stated therein is presented herein by means of reference. It is noted that as part of the trust certificate for the Company’s debentures (Series A), a condition is included that restricts execution of a change in the area of the Company’s activities in such a manner that the Company’s main activities are not in the energy sector in Israel (see Section 11.25 of the trust certificate attached to the Company’s prospectus published on August 8, 2017 (Reference No.: 2017‑01‑078789)). According to the Company’s estimate, as of the completion date of the Proposed Transaction (should it be executed), the condition has not been met. Regarding the possibility of full or partial redemption of the Company’s debentures (Series A) – see the Company’s Immediate Report above regarding examination of issuance of debentures (Series B) by means of expansion of a series. That stated in this section constitute “forward looking” information, as it is defined in the Securities Law, based on the Company’s estimate as of the date of this report, and may change in the short or long term, based on the operations of CPV or the operations of the Company.

3.	Business environment and market of CPV’s activities[7]

3.1	The electricity market in the United States

The electricity market in the United States is a large market with about 1,000 gigawatts of generation facilities. Generation of the electricity in the United States is based on a variety of energy sources, which stem mainly from fuel and energy sources in the United States. In this area, there has been a trend of a change in the generation mix, among other things, as a result of low gas prices, the increasing impact in the market of federal and state and environmental regulations, macro‑economic and advanced technology trends, where over the past few years generation sources based on natural gas and renewable energy have been in a rising trend at the expense of power plants running on coal, oil, crude oil and diesel oil.

Regulation of the electricity market

The electricity market in the United States is supervised by a number of entities, where there are three significant entities that are responsible for operation of the market, reliability of the system and the electricity prices. In general, there are a number of independent electricity markets in the United States operating in a regional framework, under an independent market manager (ISO). Each of the markets has a different market mechanism. Nonetheless, all the mechanisms are supervised by the federal regulator (the FERC) and by the regulator within the boundaries of the state (the PUC).

Independent electricity markets – Independent Systems Operator (ISO) / Regional Transmission Organization (RTO)

The electricity market in the United States operates in the framework of a number of large regional markets that manage the electricity economy in a wide geographic region. These markets were formulated during the 2000 years upon establishment by the Federal Energy Regulatory Commission (FERC). The independent electricity markets are built on the Independent Systems Operator (ISO) was established, which is an independent administrator of the electricity system in that region and the Regional Transmission Organization (RTO), which is essentially responsible for and manages the main transmission system (grid) in the said market and permits equal access to the transmission grid to all the generators. The ISO manages, supervises and reviews the activities of the electricity system and is responsible for the availability of the system, supply of the electricity and reliability of the service. In many cases the RTO and the ISO are the same entity. At the present time in the United States there are seven ISOs that independently manage the electricity systems.

The PJM market8

The PJM market is a competitive market that operates in the wholesale electricity market, as an administrator of the electricity system that covers parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Washington, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia, which services about 65 million residents. The PJM market includes about 198 gigawatts of installed capacity for generation of electricity, with peak demand of about 148 gigawatts and more than 150,000 kilometers of transmission lines.

[7]	That stated in this Section below is with respect to the market in which CPV operates is based on internal information.

[8]	Source: State of the Market Report for PJM 2019.

3.	Business environment and market of CPV’s activities (Cont.)

3.1	The electricity market in the United States (Cont.)

The PJM market (Cont.)

The PJM is supervised by and receives its authority from the federal regulator (FERC) and is financed by payments from participants in the market. The PJM collects a payment for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity economy from the population of the users (households, commerce and industry), and from part of the consideration to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market) and an energy (electricity) acquisition mechanism in the Day Ahead market. The availability price is determined in an annual tender for the activity year three years in advance and is guaranteed without reference to the actual amount of energy generated. The electricity prices for energy are determined on the basis of the highest marginal price in the market.

The NYISO market9

The NYISO market has operated since 1999 and is one of the advanced electricity markets in the United States and in the world. The NYISO market includes about 39 gigawatts of installed capacity for generation of electricity and more than 18,000 kilometers of transmission lines, which serve about 20 million customers with a peak demand of about 34 gigawatts. The market is divided into 11 regions (districts) that are determined in accordance with the different supply and demand between the regions. The pricing of the electricity and the availability varies between the regions dependent on the demand and the available capacity. The energy market of the NYISO is based on an energy (electricity) purchase mechanism in the Day Ahead market. In addition, the NYISO has operated an availability market since 2003. The availability prices are determined in semi‑annual, monthly and SPOT availability tenders, with variable availability prices on a monthly basis, where the availability payments are guaranteed without reference to the amount of electricity actually generated. The electricity prices for energy are determined on the basis of the highest marginal price in the market.

The ISO–NE market10

The ISO–NE market is an independent system administrator for the New England energy economy, which includes the generation and supply systems and transmission network (grid). The ISO–NE has operated since 1997 and is considered one of the developed electricity markets in the United States. The system covers Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont and serves about 15 million residents with an installed capacity of about 31 gigawatts and peak demand of about 28 gigawatts and more than 14,000 kilometers of transmission lines. The ISO–NE is supervised by and receives its authority from two regulators: the Federal regulator (FERC) and the local electricity authority (PUC), and is financed by payments from participants in the market. ISO collects a payment for capacity, electricity, transmission, accompanying services and other services required for operation of the electricity economy from the population of the users (households, commerce and industry), and from part of the consideration to the generators and transmitters, by means of a variety of market mechanisms, including purchase of capacity (Forward Capacity Market (FCM)), where the availability payments are guaranteed without reference to the amount of electricity actually generated. The availability price is determined in an annual tender for the activity year three years in advance. Acquisition of energy (electricity) in the Day Ahead market, where the electricity prices for energy are determined on the basis of the highest marginal price in the market.

9 Source: NYISO Load & Capacity Data Report 2020.

10 Source: New England Power Grid 2018–2019 Profile.

3.	Business environment and market of CPV’s activities (Cont.)

3.2	Renewable energy

In recent years, the United States has been transitioning to green (renewable) energies, and the increase thereof has been rapid. Historically, most of the electricity on the basis of green (renewable) energies was based on a hydroelectric basis. Nonetheless, over the past few years, there has been an accelerated increase in the wind‑based and solar‑based power plants. One of the main factors driving the increase in renewable energies is the regulation at the state level, where there are a number of states that have defined mandatory targets for renewable energies and reduction of emissions over the next decade. Developers of renewable energies are entitled to federal tax benefits. Wind fields are entitled to a Production Tax Credit (PTC) which provides a tax benefit for every KW/h generated over the next 10 years. These benefits are expected to decline and even to end in the upcoming decade. Furthermore, solar plants are entitled to tax benefits of the Investment Tax Credit (ITC) type which provides tax benefits to a developer on the completion date of the construction. These benefits are also expected to decline during the upcoming decade. In addition, the power plants running on green energies are entitled to sell Renewable Energy Certificates (REC) in favor of local electricity companies, private companies that are required to show compliance with renewable energy targets. For the most part, sale of the electricity is executed on the basis of an electricity sale agreement or a hedge agreement.

That stated in this Section regarding the incentive and tax benefit policies for renewable energy includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized, and that stated could be impacted by changes in federal/state policies and regulations in the area.

4.	Brief description of the activities of CPV

The details presented regarding CPV’s activities and the projects it holds and manages are based on the best of the Company’s knowledge and are in accordance with the information it was provided by CPV as at the date of the Report.

4.1
Active projects and projects under construction: As stated in the Immediate Report regarding the Term Sheet, CPV is engaged in development, construction and management of power plants using renewable energy and conventional energy (powered by natural gas) in the United States, and it holds rights in active power plants and a power plant under construction, which it initiated and constructed over the past several years – both in the conventional area and in the area of renewable energy. Set forth below is a brief description of CPV’s main projects:

Set forth below are main details with respect to CPV’s active projects the construction of which have been completed and have reached commercial operation:

Rate of
holdings
			as at				Main
			the date	Year of	Type of	Manner of sale of	financing
		Capacity	of the	commercial	project/	availability/	(US$
Project	Location	(MW)	Report	operation	technology	electricity	millions) [1]	General [2] [3] [4] [5] [6]

CPV Fairview	Pennsylvania	1,050	25%	2019	Natural gas, combined cycle
Availability payments from the System Administrator (PJM), without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The availability price is known up to May 2022. The availability price determined for the 2021/22 availability year is $140 per MW/day in the region in which the project is located.

Sale of electricity in the organized PJM market is supervised and administered by the System Administrator to ensure supply of the electricity in accordance with price offers of the electricity generators.

A loan agreement in the amount of about $625 million, and accompany-ing credit frameworks of about $85 million, up to June 30, 2025, bearing annual interest at the London Inter-Bank Offered Rate (“LIBOR”) + 2.5% per year.

– The project has a hedging agreement with respect to the margins of the energy prices (energy margins) of the RPO (Revenue Put Option) type ending in 2025.
– The project has a gas agreement for the power plant’s capacity up to 2025, on the basis of market price at the acquisition point.

Rate of
holdings
			as at				Main
			the date	Year of	Type of	Manner of sale of	financing
		Capacity	of the	commercial	project/	availability/	(US$
Project	Location	(MW)	Report	operation	technology	electricity	millions) [1]	General [2] [3] [4] [5] [6]

CPV Towantic	Connecticut	805	26%	2018	Natural gas / dual-fuel, combined cycle
Availability payments from the System Administrator (ISO‑NE), without reference to the actual quantity generated, based on the price determined in the tender. The project participated in an availability tender for the first time in 2018‑2019 based on a price of $9.55 per KW/month and it exercised the possibility to the determine the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index. For 2023‑24 there is a possibility to sell an additional 45 megawatts. From 2025 availability prices will be based on an annual tender for the activity year three years in advance.

Sale of electricity in the organized ISO‑NE market is supervised and administered by the System Administrator to ensure supply of the electricity in accordance with price offers of the electricity generators.
							A loan agreement in the amount of about $578 million, and accompany-ing credit frameworks of about $98 million, up to June 30, 2025, bearing annual interest of “LIBOR” + 2.75% for the year.	– The gas for the project is acquired in the market on the basis of market prices at the acquisition point.

Rate of
holdings
			as at				Main
			the date	Year of	Type of	Manner of sale of	financing
		Capacity	of the	commercial	project/	availability/	(US$
Project	Location	(MW)	Report	operation	technology	electricity	millions) [1]	General [2] [3] [4] [5] [6]

CPV Maryland (St. Charles)	Maryland	745	25%	2017	Natural gas, combined cycle
Availability payments from the System Administrator (PJM), without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The availability price is known up to May 2022. The availability price determined for the 2021/22 availability year is $140 per MW/day in the region in which the project is located.

Sale of electricity in the organized PJM market is supervised and administered by the System Administrator to ensure supply of the electricity in accordance with price offers of the electricity generators.
A loan agreement in the amount of about 329 million, and accompany-ing credit frameworks of about $61 million, up to March 31, 2022, bearing annual interest of “LIBOR” + 4.25% for the year.
– The project has a hedging agreement with respect to the margins of the energy prices (energy margins) of the RPO (Revenue Put Option) type ending in 2022.
– Acquisition of the gas for the project is made on the basis of the market prices.

Rate of
holdings
			as at				Main
			the date	Year of	Type of	Manner of sale of	financing
		Capacity	of the	commercial	project/	availability/	(US$
Project	Location	(MW)	Report	operation	technology	electricity	millions) [1]	General [2] [3] [4] [5] [6]

CPV Shore (Woodbridge)	New Jersey	725	37.53%	2016	Natural gas, combined cycle
Availability payments from the System Administrator (PJM), without reference to the actual quantity generated, based on the price determined in an annual tender for the activity year three years in advance. The availability price is known up to May 2022. The availability price determined for the 2021/22 availability year is $166 per MW/day in the region in which the project is located.

Sale of electricity in the organized PJM market is supervised and administered by the System Administrator to ensure supply of the electricity in accordance with price offers of the electricity generators.
A loan agreement in the scope of about $385 million, and accompany-ing credit frameworks of about $120 million, up to Dec. 27, 2025, bearing annual interest of LIBOR + 3.75% per year.
– The project has a hedging agreement with respect to the margins of the energy prices (energy margins) of the Heat Rate Call Option type ending in 2021.
– Acquisition of the gas is made on the basis of market prices.

			Rate of
			holdings
			as at				Main
			the date	Year of	Type of	Manner of sale of	financing
		Capacity	of the	commercial	project/	availability/	(US$
Project	Location	(MW)	Report	operation	technology	electricity	millions) [1]	General [2] [3] [4] [5] [6]

CPV Valley	New York	720	50%	2018	Natural gas / dual fuel, combined cycle
Availability payments from the System Administrator (NYISO), based on the price determined in seasonal availability and SPOT tenders, with availability prices that change every month.

Sale of electricity in the organized NYISO) market is supervised and administered by the System Administrator to ensure supply of the electricity in accordance with price offers of the electricity generators.
							A loan agreement in the scope of about $502 million, and accompanying credit frameworks of about $140 million, up to June 30, 2023, bearing annual interest of LIBOR + 3.5% per year.
– The project has a hedging agreement with respect to the margins of the energy prices (energy margins) of the RPO type ending in May 2023.
– Acquisition of the gas for the project is made on the basis of the market prices.

CPV Keenan II	Oklahoma	152	70%	2010	Wind	The project entered into an agreement for supply of electricity (PPA) with a utilities company for 100% of the electricity generated up to 2030.	Loan agreements in the scope of about $72 million, and accompanying credit frameworks of about $18 million, up to Dec. 31, 2028, bearing annual interest of LIBOR + 2.25% on average per year.

[1]
As at June 30, 2020. It is noted that the main financing agreements include, among other things and as is customary in agreements for projects of this type, financial covenants, conditions for making distributions, execution of repayments in the loan period (mandatory prepayments), various payment (repayment) grounds, commissions for unutilized credit frameworks and other conditions. In addition, as part of the financing agreements, collaterals were provided on the relevant project’s assets.

[2]
It is noted that in certain agreements signed by (for) the projects of the CPV Group (including development projects), including hedging agreements, agreements with additional holders of rights in the projects, an agreement for sale of electricity, there is a restriction against a change in the holdings in the project that does not fulfill certain conditions. As at the date of the Report, the impact of the Potential Transaction on restriction as stated is being examined, and to the extent such a restriction applies due to the Potential Transaction and the consent of the relevant parties for that agreement is not received, those parties may be permitted to bring the agreement to a conclusion. In addition, in some of the agreements the possibility exists for early conclusion pursuant to the terms of the relevant agreement.

[3]
The projects have signed maintenance agreements (Construction Service Agreements LTSA / CSA) with the main equipment supplier, on terms that are customary for projects of this type in the United States.

[4]	The projects have signed operating agreements (O&M agreements) on terms that are customary for projects of this type in the United States.
[5]	The projects have signed gas transmission agreements, in accordance with the customary gas transmission terms in the relevant markets in which each project operates.
[6]
The projects have signed management agreements with CPV, as stated in Section 4.3 below. There are agreements with additional holders of rights in each project (including projects under development that are not wholly owned) that govern their relationships as holders of rights in the project.

Set forth below are main details with respect to a project of CPV that is under construction:

			Rate of					Expected
			holdings					con-	Main
			as at		Projected		Manner of	struction	financing
			the date	Year of	date of	Type of	sale of	cost	(US$
	Loca-	Capacity	of the	commercial	commercial	project/	availability/	(US$	millions)	General
Project	tion	(MW)	Report	operation	operation	technology	electricity	millions)	see [1] above	see [2] – [6] above

CPV Three Rivers	Illinois	1,258	[7] 17.5%	2020	May 2023	Natural gas, combined cycle	Expected to participate in tenders for availability in the PJM market for the 2023/24 year and sale of electricity in the PJM market.	About 1,293	Loan agreements in the scope of $750 million and accompany-ing credit frameworks of about 125 million, up to June 30, 2028, bearing annual interest of LIBOR plus a margin of 3.5% on year.
– The project has an equipment purchase and construction (EPC) agreement for construction of the project on a turnkey basis, including a commitment for executions provided in the agreement and a delivery date up to May 15, 2023.
– The project has an engineered equipment package (EEP) agreement for the turbines and the electricity generation system.
– The project has gas netback agreements in the framework of which gas is purchased at a rate of the electricity price.

[7]	The rate of the holdings could decrease to 10% up to the closing date of the Potential Transaction (if it is ultimately completed).

The information provided above with respect to the project under construction, including the information regarding the projected year of commercial operation and the expected construction cost, includes “forward‑looking” information as defined in the Securities Law, 1968, regarding which there is no certainty it will be realized (in whole or in part) and that is not under the Company’s control or the exclusive control of CPV. The information is based on, among other things, estimates provided to the Company by CPV, and is also based on plans and assumptions regarding which there is no complete certainty that they will materialize, and that may not materialize due to factors that are not under CPV’s control, such as: delays in receiving required permits, a change in the construction costs, delays in the construction, changes in the provisions of law, an increase in the financing expenses, unforeseen expenses, changes in the weather, etc. There is no certainty that these estimates will be realized, in whole or in part, and they may be different, even materially, from those detailed above.

4.	Brief description of the activities of CPV (Cont.)

4.2
Projects under development: In addition to the power plants running on conventional technology and renewable energy, stated above, at the present time CPV has a list of 15 projects in various stages of development in the United States, in the aggregate scope of about 6,200 megawatts, of which 13 projects, having an overall scope of about 4,945 megawatts, which are wholly‑owned by CPV, one project, having an overall scope of about 635 megawatts, which is held by CPV at the rate of about 57.5%, and an additional project, having an overall scope of about 620 megawatts, which is held by CPV at the rate of about 70%. The development stages for each project include, among other things, the following processes: formulation (securing) of the rights in the project’s lands; licensing processes; environmental surveys; engineering examinations; examinations of connection to the relevant transmission networks (grids); signing of agreements with relevant investors and suppliers and an undertaking in a hedge agreement.

Set forth below is a summary of the scope of the projects under development, the development stage and the technology (in megawatts):

Development Pipeline
Technology	Advanced	Early	Total
PV	895	1,100	1,995
Wind	250	-	250
CCGT	1,985	1,970	3,955
Total	3,130	3,070	6,200

It is clarified that as at the date of the Report, there is no certainty regarding the actual execution of the projects under development (in whole or in part), and their advancement is subject to, among other things, completion of the development processes, signing agreements, assurance of financing and receipt of various approvals and permits. As a practical matter, the projects under development (all or part of them) may not be executed – this being due to various factors, including factors not under CPV’s control.

4.3
Asset Management Agreements: As stated in the Immediate Report regarding the Term Sheet, CPV is engaged in, by means of an assets’ management group, provision of management services to power plants in the United States with respect to a variety of technologies and fuel types – this being in an overall scope, as at the date of the Report, of about 10,600 megawatts (about 5,455 megawatts for projects in which it holds equity rights, as stated in Section 4.1 above, and about 5,140 megawatts for projects for third parties) by means of signing asset management agreements, usually for short/medium periods. As at the date of the Report, the average balance of the period of all the management agreements (in projects wherein CPV holds rights and in projects of third parties) is about 4 years, where the average balance of the period in the management agreements for projects in which CPV holds rights is about 6 years (all of this subject to the provisions of the relevant agreement regarding the possibility of early conclusion of the agreements or possibilities for renewal thereof for additional periods, as applicable). The management services are provided in exchange for annual management fees. The management services include, among others, project management and compliance with regulations, supervision of operation of the project, management of the energy generated, including optimization and management of exposures, management of the project’s debt and credit, management of undertakings in the agreements, licenses and contractual liabilities, management of budgets and financial matters, project insurance, etc. CPV’s presence in the main electricity markets give it management understanding (expertise) and the ability to optimize the portfolio of the projects is manages.

4.	Brief description of the activities of CPV (Cont.)

4.4
Special (main) risk factors involved in CPV’s activities and the Coronavirus: As a group operating in the area of generation of electricity (in conventional energy and in renewable energy) in the United States, CPV’s activities are exposed to risk factors relating to the electricity market and the natural gas market in the United States, including the risk factors as stated below: federal and local regulation (including regulatory changes and the rules applicable to electricity generators operating in the United States, compliance with conditions of licenses, policies for providing encouragement and tax benefits for green (renewable) energy, etc.), regulation, as stated, could be impacted by changes in political and governmental policies at the federal and state levels; environmental risks involved with construction and operation of power plants, including power plants running on renewable energy (wind, solar), dependence on the wind energy, and compliance with environmental regulatory conditions, where a failure of or deviation from the standards or environmental regulations could have an adverse impact (even significantly) on the results of CPV’s activities and/or prevent advancement of projects under development; as a group engaged in development, construction and management of power plants, CPV’s activities are subject to construction risks in all the aspects relating to construction of power plants (including obtaining the required financing, compliance with timetables, dependence on work teams and technical equipment); breakdowns (such as, a mechanical breakdown, breakdown of electricity connections, etc.), problems with fuel supply, accidents or disruptions of the activities of the facilities could have an adverse impact (even a significant adverse impact) on the results of CPV’s activities; some of CPV’s material agreements (including hedging agreements, gas supply agreements, gas transmission agreements, project management agreements) are for short/medium periods. Difficulties in renewing or extending agreements prior to expiration and/or securing new undertakings having inferior conditions could have an adverse impact (even  significantly) on CPV’s results and activities; CPV’s activities are impacted by external factors, such as, construction contractors, natural gas suppliers and availability of a natural gas transmission network, and in this respect some of the projects are exposed to assurance of a continuous transmission (supply) of natural gas; the results of the activities of the CPV Group are exposed to market risks, including price fluctuations, mainly energy and natural gas prices and prices that constitute a basis for linkage of the agreements of the CPV Group. The projects enter into hedging agreements in order to reduce exposure to price fluctuations and/or to assure a minimum cash flow as an inherent (integral) part of their activities, however the hedging agreements might not assure full protection with reference to all the energy sold and/or might not be renewed or may be renewed on different terms; as a group operating in the area of renewable energy, the Group’s results and advancement of the development projects in this area are impacted by government policies (federal and local) for encouragement and granting of incentives with respect to renewable energy and by the various permits required for the projects, including regulatory permits. In addition, the Group’s results and possibilities for advancement and undertakings in development projects is affected by the Group’s ability to obtain financing on attractive terms, to comply with the conditions of the financing agreements signed by (for) the projects and the ability to refinance existing debt and credit. Financing agreements as stated could include restrictions and commitments that could limit distributions of require execution of payments (prepayments); the CPV Group is active in sophisticated and competitive electricity markets and sells capacity and electricity in the framework of competitive processes of the System Administrator.

4.	Brief description of the activities of CPV (Cont.)

4.4	(Cont.)

The spread of the Coronavirus (COVID‑19) had a significant impact on the economy and on the financial markets in both the United States and worldwide. In addition, in the period of the Coronavirus, significant instability is discernable in the commodity markets in the United States, including a significant decline in the prices of oil and natural gas. With the decreased global demand for oil, the oil prices dropped to a very low level and remained at levels that make new drillings in the United States an economic challenge. As a result, there was a decline in the oil production, mainly in the Permian basin in Texas, along with a decrease in the accompanying production of natural gas. Furthermore, the electricity market in the northeastern part of the United States was also adversely affected by the Coronavirus, mainly because a considerable part of the population remained at home. In April through June 2020, the demand for energy in the northeastern part of the United States was 5%–10% lower than usual, where the most dramatic reduction was in New York City.

The activities of the power plants of the CPV Group continued even during the period of the Coronavirus, while making the adjustments described below. The Coronavirus impacted (caused) a change in the timetables for the work shifts of the CPV Group’s employees, a reduction of initiated shutdowns for purposes of periodic maintenance, extension of the length of the unplanned periodic maintenance period, the need for adjustments by the Group’s employees to working from home and adjustments required in the workplaces. In addition, the Group was and is required to make adjustments in connection with information security (protection) at the power plants.

It is noted that as at the date of the Report, there is no certainty with respect to the duration of the Coronavirus, its force and its impacts on the markets or on factors related to CPV’s activities and, therefore, CPV is unable to estimate the impact of the Coronavirus with any degree of certainty. The outbreak and spread of the Coronavirus on the CPV Group’s power plant and work sites, as well as measures that will be taken worldwide in respect thereof, the impact on the economy and the commodity markets in the United States, in general, and on the prices of oil and natural gas, in particular, could impact CPV’s activities (even significantly), completion of the construction of the project under construction (as detailed in Section 4.1 above), advancement of the development of CPV’s development projects and CPV’s ability to execute its future projects.

5.	Set forth below is primary financial details (consolidated and separate‑company (solo)) of CPV as received from the CPV Group:

For the six‑month period ended June 30, 2020 [2] [8]:

	CPVI	CPV REC	CPVH	CPV Group [4]
	In millions of dollars

Total assets	37	52	621	684
Total liabilities	9	13	94	91
Revenues [5]	17	–	–	13
Net income (loss)	1	7	(13)	(6)
Proportionate net debt [1]	(14)	5	812	803
Total liabilities and equity	37	52	621	684

Adjusted proportionate EBITDA – operating projects [6]	–	1	46	47
Adjusted proportionate EBITDA – development
and asset management projects [6]	2	–	(5)	(4)
Total adjusted proportionate EBITDA [6]	2	1	41	43

For the year ended December 31, 2019: [3] [8]:

	CPVI	CPV REC	CPVH	CPV Group [4]
	In millions of dollars

Total assets	35	45	646	706
Total liabilities	9	10	86	85
Revenues [5] [7]	55	–	–	47
Net income	14	10	25	50
Proportionate net debt [1]	(16)	6	812	802
Total liabilities and equity	35	45	646	706

Adjusted proportionate EBITDA – operating projects [6]	–	2	80	82
Adjusted proportionate EBITDA – development
and asset management projects [6]	19	–	1	20
Total adjusted proportionate EBITDA [6]	19	2	81	102

For the year ended December 31, 2018: [3] [8]:

	CPVI	CPV REC	CPVH	CPV Group [4]
	In millions of dollars

Total assets	19	32	571	610
Total liabilities	7	7	70	73
Revenues [5] [7]	35	–	1	29
Net income	–	8	44	52
Proportionate net debt [1]	(9)	7	833	832
Total liabilities and equity	19	32	571	610

Adjusted proportionate EBITDA – operating projects [6]	–	2	76	78
Adjusted proportionate EBITDA – development
and asset management projects [6]	–	–	72	72
Total adjusted proportionate EBITDA [6]	–	2	148	150

5.	Set forth below is primary financial details (separate and combined financial information) of CPV (in millions of U.S. dollars) as received from the CPV Group: (Cont.)

[1]	On the basis of the relative holdings of CPV.
[2]	The data as at June 30, 2020 has not been audited or reviewed by the CPAs.
[3]	The data for 2018 and 2019 is based on audited financial statements prepared in accordance with U.S. GAAP.
[4]	The combined results of all the companies, which were not audited or reviewed by the CPAs and that represent a summary of the three entities being acquired net of intercompany transactions.
[5]
The revenues represent only the revenues of the companies being acquired themselves, do not include equity income, gains from sale and/or revaluation of investments in investee companies and/or other income and/or change in the value of hedging agreements and derivatives.

[6]
The EBITDA is defined as income (loss) before depreciation and amortization, net financing expenses or income and taxes on income. The adjusted proportionate EBITDA does not include unrealized gains (losses) from operating derivatives in respect of energy, in the amount of $2 million, ($33) million and $38 million, for the six‑month period ended June 30, 2020 and for the years ended December 31, 2019 and December 31, 2018, respectively. The EBITDA is not a data item that is recognized by GAAP as an index for measurement of financial performance and is not intended to be a substitute for income or loss, cash flows from operating activities, or other terms of financial performance or liquidity provided by (in) GAAP. The EBITDA is not intended to represent money available for distribution of dividends or other uses, since these amounts might be used for debt service, capital expenditures, working capital and other liabilities. The EBITDA is characterized by limitations that adversely affect its use as an index of the Group’s profitability, since it does not take into account certain costs and expenses deriving from the Group’s business, which could have a material impact on its net income, such as, financing expenses, taxes on income and depreciation. The Company believes that the EBITDA data item provides information in a transparent and helpful manner to investors when reviewing the CPV’s operating performances and when comparing such operating performances to the operating performances of other companies in the same sector or other industries having different capital structures, debt levels and/or income tax rates. This data item serves the Company’s management when analyzing CPV’s performance.

[7]	Not including gain or loss from sale of share capital in the projects.
[8]
It is noted that some of CPV’s projects commenced during 2018 (the CPV Valley project and the CPV Towantic project) and in 2019 (the CPV Fairview project, which commenced operation in December 2019 started entitlement to availability payments in June 2020). In addition, it is noted that due to the Coronavirus crisis, in April through June 2020 the demand in the northeastern part of the United States dropped by about 5%–10%. In addition, the data for 2018 reflects revenues from sale of 25% of the CPV Towantic project. It is further pointed out that in the CPV Towantic project there was a breakdown in one of the turbines during the months of May 2019 through November 2019, which had an adverse impact on the project’s sale of electricity, which has been repaired and at the present time the project is functioning properly. Furthermore, on August 21, 2020, a financial closing was executed for the CPV Three Rivers project.

As stated above, financial and monetary data of the CPV entities relating to for the years ended December 31, 2018 and December 31, 2019 are based on their audited financial statements (except with respect to the EBITDA data – see Comment 6 above and regarding the net debt and except for with reference to the consolidated data of CPV – see Comment 4 above) and were provided to the Company as part of the negotiations. In addition and as stated above, the data for the six‑month period ended June 30, 2020 is based on data provided to the Company by CPV, which has not been audited or reviewed. The said data was prepared by CPV in accordance with generally accepted accounting principles in the United States (U.S. GAAP) which are different than the provisions of the International Financial Reporting Standards (IFRS) applied by the Company and, accordingly, there could be differences. The Company did not review this information. As stated, the Company does not have audited financial statements of CPV after December 31, 2019.

That stated in this Report includes “forward‑looking” information, as it is defined in the Securities Law, 1968, regarding which there is no certainty that it will be realized (in whole or in part). As at the date of the Report, a binding agreement for acquisition of CPV had not yet been signed, and there is no certainty that it will be signed and/or regarding the final conditions thereof if formulated, which could be significantly different than that stated above (including with respect to the scope of the consideration, results of adjustments or transaction costs). In addition, if a binding acquisition is signed, there is no certainty regarding completion of the transaction, which could be subject to various conditions and obtaining approvals11, which are contingent on, among other things, third parties, and there is no certainty regarding their receipt or the expected period for receipt of the approvals and consents, as stated, which could be different, even significantly different, than expected. In addition, the Company’s estimates and expectations in this Report above (and in the Immediate Report regarding the Term Sheet), including with respect to the terms of the final acquisition agreement with the sellers, obtaining of the financing required for the acquisition, the Company’s plans regarding CPV, the projects under construction and in development and the expectation concerning the additional investments required, constitute “forward‑looking” information, as it is defined in the Securities Law, 1968, the realization of which is not certain and is not under the Company’s control. The above‑mentioned estimates are based on, among other things, estimates of the Company’s management, as at the date of this Report, and taking into account plans and assumptions, regarding which there is no complete certainty they will be realized. There is no certainty that these estimates will be realized, in whole or in part, and they may be different, even significantly, than those detailed above.

Respectfully,

O.P.C. Energy Ltd.
By: Giora Almogy, CEO

11 See, among other things, the regulatory approvals stated in footnote 5 to the Immediate Report regarding the Term Sheet.